Exhibit 99.1

Youlife Group Inc. Announces A Strategic Partnership With Sealand Maritime Service Co., Ltd. to Build a New Talent Ecosystem for High-end Cruise Tourism Services

BEIJING, January 9th, 2026 /PRNewswire/ – Youlife Group Inc. (“Youlife” or the “Company”) (NASDAQ: YOUL), a leading blue-collar lifetime service provider in China, today announced that it has entered into a joint venture agreement with Sealand Maritime Service Co., Ltd. (“Sealand”), a leading cruise crew recruitment and dispatch company in China. The two parties have jointly established Xiamen Youlife Sealand International Cultural Tourism Development Co., Ltd., a joint venture dedicated to building an integrated talent development and placement platform for the global cruise and cultural tourism industries. The platform aims to align vocational training, certification, and international employment resources to meet the rapidly expanding demand for cruise service professionals.

A Powerful Alliance to Build a Closed-Loop Cruise Talent Ecosystem

Youlife, a leading provider of blue-collar vocational development and workforce solutions in China, has built nearly two decades of expertise across vocational education and human resources services. The Company has established an end-to-end talent ecosystem that integrates vocational training, talent recruitment, employee management, and market services. The collaboration with Sealand represents a significant step forward in Youlife’s strategy to deepen its presence in specialized service sectors and to expand its global talent supply chain. Together, the partners aim to create a comprehensive, closed-loop model for talent development in the cruise and cultural tourism industries, spanning training, certification, international placement, and long-term service support.

Founded in 2001, Sealand is a recognized leader in China’s cruise crew recruitment and dispatch industry, and it holds official seafarer dispatch qualifications issued by the China Maritime Safety Administration, as well as relevant licenses from the Ministry of Commerce and the Ministry of Human Resources and Social Security. Over the years, Sealand has focused exclusively on the recruitment, training, and deployment of cruise ship crew members and now serves as an official agent or core strategic partner for more than ten globally renowned cruise operators—including Royal Caribbean International, Carnival Cruise Line, Disney Cruise Line (its exclusive agent in China), MSC Cruises, and Astro Ocean Cruises. This longstanding track record positions Sealand as one of the most influential players in China’s cruise talent export market.

Global Cruise Market Recovery Drives Structural Demand for Skilled Talent

In China, international cruise operations resumed in September 2023, with major routes such as Shanghai and Shenzhen returning to regular schedules. Global operators have re-entered the market, and domestically built large cruise ships have commenced commercial operations, accelerating industry localization and intensifying the need for highly trained cruise service talent. Against this backdrop, the formation of the joint venture demonstrates Youlife’s disciplined and forward-looking strategy to strengthen talent supply and support long-term industry development.

Institutional Collaboration to Support Global Cruise Talent Pipelines

The partnership is anchored in a long-term strategic framework, with the joint venture serving as a platform for sustained, multi-level cooperation. Planned initiatives include:

●	Establishing an International Cruise and Cultural Tourism Industry Institute to deliver industry-oriented training and standardized certification programs.

●	Developing targeted talent pipelines for overseas employment, leveraging Youlife’s nationwide vocational education network and Sealand’s extensive partnership with global cruise operators.

●	Implementing data-driven platforms and standardized service systems to connect cruise companies with qualified Chinese talent through efficient and reliable international employment pathways.

Beyond operational cooperation, the partnership represents a deeper integration of vocational education and maritime service expertise. The parties aim to continuously supply high-quality, globally competitive talent to the cruise and broader cultural tourism sectors, fostering the development of a sustainable and scalable talent ecosystem.

About Youlife Group Inc.

Youlife is a leading blue-collar lifetime service provider with a nationwide network of 25 vocational schools under school management model and 25 curriculum development projects, covering a total of 37 cities or counties under 16 provinces of China. Learn more at https://ir.youlife.cn/.

About Sealand Maritime Service Co., Ltd.

Sealand is a leading cruise crew recruitment and dispatch company founded in 2001 in China, and it holds seafarer dispatch qualifications issued by the China Maritime Safety Administration, along with relevant approvals from the Ministry of Commerce and human resources authorities. Sealand maintains long-term partnerships with more than ten global cruise operators, including Royal Caribbean International, Carnival Cruise Line, Disney Cruise Line (exclusive China agent), MSC Cruises, and StarCruises, and is a leading provider of cruise crew placement services in China.

Contact

Zhuhong Ruan
youlife.ir@youlanw.com
(86) 13917429808